UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 16, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CTC Media, Inc.
File No. 0-52003 CF# 22375

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CTC Media, Inc. submitted an application under Rule 24b-2 for confidential treatment of information it excluded from the Exhibit(s) to a Form 10-Q filed on July 30, 2008.

Based on representations by CTC Media, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.72.1	until July 30, 2011
Exhibit 10.73	until July 30, 2018
Exhibit 10.73.1	until July 30, 2011
Exhibit 10.74.1	until July 30, 2018
Exhibit 10.74.2	until July 30, 2018
Exhibit 10.74.3	until July 30, 2018
Exhibit 10.74.4	until July 30, 2018
Exhibit 10.75	until July 30, 2018

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

L. Jacob Fien-Helfman
Special Counsel and Information Officer